Mail Stop 4561

January 15, 2009

Ms. Maureen H. Beilman
Chief Financial Officer
Dimeco, Inc.
820 Church Street
Honesdale, PA 18431

> **Re:** **Dimeco, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 000-49639**

Dear Ms. Beilman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Business

Nonperforming Assets, page 8

1.   We note your disclosure on page 9 that at December 31, 2007 there were total nonperforming assets of approximately $1.2 million and no potential problem

loans. On page 10 you disclose approximately $2.6 million of loans classified as "doubtful" for which you believe that weaknesses present make collection or liquidation in full highly questionable and improbable. Please reconcile these disclosures for us on a supplemental basis and in your future filings, including an explanation of why you believe the loans classified as doubtful but not non-performing are not considered potential problem loans as defined by Item III.C.2 of Industry Guide 3 or impaired loans as defined by paragraph 8 of SFAS 114 as amended by SFAS 118.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements

2. We note your disclosure on page 11 that your investment portfolio declined about $1 million from December 31, 2007 to September 30, 2008. In future Forms 10-Q please provide the disclosures required in paragraph 19 of SFAS 115, as amended. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

3. Please provide us with a comprehensive analysis describing your basis for concluding that investments in an unrealized loss position at September 30, 2008 were not other than temporarily impaired. Please address the following in your analysis for each security:

- the nature of the security, including the issuer and terms;
- the individual security's cost basis and market value as of September 30, 2008 and December 31, 2007;
- how you considered the length of time and the extent to which the market value has been less than cost;
- your estimate of the time period in which the security will recover its value and your basis for this estimate; and
- other evidence you considered; such as issuer credit ratings, industry analyst reports, sector credit ratings, volatility of the security's fair value.

Please refer to FSP 115-1 and SAB Topic 5.M.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Elements, page 17

4. We note that the amount of loans on nonaccrual status, nonperforming loans as a percent of total loans and nonperforming assets as a percent of total assets as of December 31, 2007 do not agree with the amounts as disclosed on page 9 of your

Form 10-K. Please reconcile these disclosures for us on a supplemental basis and in your future filings.

5.   In future filings please present your risk elements tabular disclosure consistent with the categories as defined in Item III.C of Industry Guide 3. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

6.   We note that you disclose net charge-offs to average loans ratio in your October 28, 2008 third quarter earnings release, but do not provide charge-off or recovery information in your Form 10-Q. In future Forms 10-Q please provide a summary of loan loss experience as required by Item IV.A of Industry Guide 3 and paragraph 20A of SFAS 114 as amended by SFAS 118. Provide us with your proposed future disclosure using your September 30, 2008 financial information as an example.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief